February 4, 2016

Via EDGAR

Mr. Terence O’ Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Clorox Company
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 21, 2015
File No. 1-7151

Dear Mr. O’ Brien:

The Clorox Company (the “Company”) respectfully submits the following response to the comment included in your letter of January 15, 2016, relating to your review of the Company’s Form 10-K for the fiscal year ended June 30, 2015 (the “2015 Form 10-K”).

We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have concerning our response and thank you for your attention to our filing. Please feel free to call us at the telephone numbers listed at the end of this letter.

For your convenience, your comment is repeated below followed by the Company’s response.

Exhibit 99.1

Segment Results from Continuing Operations, page 9

1.	We note your disclosure on page 11 regarding the monetary and nonmonetary assets located in Argentina. Please expand your disclosure to clarify the nature of your operations in Argentina (e.g., manufacturing, importing, marketing, etc.) and the nature of the activities conducted between those operations and your non-Argentine operations. In addition, clarify how the economic situation in Argentina impacts your liquidity, including the extent of intercompany receivables due from your Argentine subsidiaries, to the extent material. Finally, quantify the amount of foreign currency translation losses attributed to your Argentine operations that are included in other comprehensive income as of the latest balance sheet date.

The Company operates in Argentina through certain wholly owned subsidiaries (collectively, “Clorox Argentina”). Clorox Argentina manufactures products at three plants that it owns and operates across Argentina and markets those products to consumers throughout the country. Products are advertised nationally and sold to consumers through wholesalers and retail outlets located throughout Argentina. Sales are made primarily through the use of Clorox Argentina’s sales force. Less than 10% of products produced in Argentina are exported each year, including sales to the Company’s subsidiaries located primarily in Latin America. Clorox Argentina obtains its raw materials almost entirely from local sources. The Company also conducts research and development activities at its owned facility in Buenos Aires, Argentina, as noted under “Item 2. Properties” in the 2015 Form 10-K. Additionally, Clorox Argentina performs marketing, legal, and various other shared service activities to support the Company’s Latin American operations. Clorox Argentina in turn benefits from shared service activities performed within other geographic locations, such as information technology support and manufacturing technical assistance.

As a result of the above activities, the Company’s domestic and other foreign subsidiaries had total intercompany receivables from Clorox Argentina of $56 million and intercompany payables due to Clorox Argentina of $17 million as of June 30, 2015. As of December 31, 2015, these balances were $57 million and $13 million, respectively. All intercompany receivable and payable balances are eliminated in consolidation. Due to government foreign exchange restrictions in Argentina, Clorox Argentina has historically been unable to obtain U.S. dollars to pay for costs related to certain shared service activities. Despite these evolving restrictions, Clorox Argentina has not had a material impact on the Company’s liquidity in the past, and the Company also does not expect that Clorox Argentina will have a material impact on the Company’s liquidity in the future.

The amount of foreign currency translation losses attributed to Clorox Argentina included in Accumulated other comprehensive net loss on the consolidated balance sheet is $161 million as of June 30, 2015, and $182 million as of December 31, 2015. The Company does not anticipate triggering recognition of this Accumulated other comprehensive net loss balance into its consolidated income statement, given its strategy to continue operations in Argentina.

Based upon recent events in Argentina, and in response to this comment, we have expanded our discussion about our Argentine operations, as reflected in our quarterly filing on Form 10-Q for the quarter ended December 31, 2015, filed on the date hereof. In future filings, we will continue to provide similar disclosures as applicable and to the extent material.

In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information, please contact me at (510) 271-7021.

Sincerely,

/s/ Angela Hilt
Angela C. Hilt
Vice President – Corporate Secretary and Associate General Counsel

cc:

Stephen M. Robb	Executive Vice President – Chief Financial Officer (steve.robb@clorox.com)
Laura Stein	Executive Vice President – General Counsel (laura.stein@clorox.com)
Thomas D. Johnson	Vice President – Global Business Services and Principal Accounting Officer (tom.johnson@clorox.com)
Jeffrey R. Baker	Vice President – Corporate Controller (jeff.baker@clorox.com)
Jinho Joo	Senior Corporate Counsel (jinho.joo@clorox.com)